Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2011

Calgary, Alberta, August 3, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2011.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended June 30, 2011

•	Consolidated revenues increased 5.7% compared to the same period last year.

•	Piling revenues increased 64.7% on improving commercial and industrial construction market demand.

•	The Company secured two new pipeline contracts in British Columbia (BC) and Alberta with a combined value of $92.5 million.

•
Subsequent to the quarter end, NAEP signed a previously disclosed five-year master services contract to supply reclamation, overburden removal and light and heavy civil construction services to Suncor Energy Inc.’s (“Suncor”) oil sands mine operations near Fort McMurray, Alberta.

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Consolidated Financial Highlights
(dollars in thousands,	Three Months Ended June 30,
except per share amounts)	2011	2010
Revenue	$194,023	$183,594
Gross profit	$6,611	$15,620
Gross profit margin	3.4%	8.5%
General and administrative expenses	$10,601	$13,729
Operating (loss) income	$(5,669)	$1,064
Operating margin	-2.9%	0.6%
Net (loss) income	$(9,014)	$(10,309)
Per share information
Net (loss) income - basic	$(0.25)	$(0.29)
Net (loss) income - diluted	$(0.25)	$(0.29)
Consolidated EBITDA(1)	$6,176	$12,179
Capital spending	$7,508	$6,589

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

In the three-month period ended June 30, 2011, consolidated revenues increased by 5.7% compared to the same period last year, despite adverse operating conditions across most of the Company’s business areas.

“Extensive wildfires in the Fort McMurray region shut down a major part of our business in the region for more than two weeks while abnormally high precipitation levels across southern Canada hampered project start-ups for our Piling division,” said Rod Ruston, NAEP’s President and CEO.  “These events not only reduced the available operating time but also significantly impacted productivity due to the intermittent nature of the delays.”

“Revenue performance also reflects a more considered approach being taken by customers towards the awarding of work,” said Ruston.  “We are seeing awards being delayed because our clients are very focused on controlling the cost of their projects. Accordingly, their emphasis is now on completing more detailed engineering and design before the project starts rather than adhering strictly to planned construction dates.”

The increase in consolidated revenues primarily reflects higher Piling revenues as the division responded to significantly improved demand in the industrial and commercial construction markets.  These gains were partially offset by a year-over-year decline in Pipeline revenue.

Heavy Construction and Mining division results were in line with last year’s results.  This was achieved despite mine site evacuations and shutdowns related to wildfires and the suspension of overburden removal operations at Canadian Natural Resources Limited’s (“Canadian Natural”) Horizon Project midway through the quarter.  Increased civil construction, muskeg removal and tailings-related construction activity at Shell Canada

NEWS RELEASE

Energy’s (“Shell”) sites, increased reclamation and heavy civil work at Suncor sites and significant light civil work at Harvest Operations Corp.’s (Harvest) BlackGold steam assisted gravity drainage (“SAGD”) project were key factors in maintaining year-over-year revenue performance.

Gross profit margins were below expectations for the three-month period primarily due to the negative impact of weather and wildfires on volumes and productivity, coupled with high equipment costs as a result of first-quarter equipment maintenance activities.  Gross margins were also negatively impacted by the use of rental equipment as a result of the high demand for smaller equipment supporting increased project development and summer muskeg work in the current period.

“We are starting to see the positive impact of our recent contract wins and are continuing to build on this base with a number of new contracts,” said Mr. Ruston.  “We are mobilizing additional fleet over to Suncor to accommodate increasing volumes under our newly signed five-year contract and we have commenced the preliminary work on the foundation for a major mine train relocation at Syncrude.  In Piling, we are starting to work through a significant backlog of projects and in Pipeline we have begun work on two new contracts with a combined value of $92.5 million.  Our volumes are recovering and provided the weather cooperates, we should see stronger performance from all three of our divisions over the remainder of the fiscal year.”

Segment Results

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2011	2010
Segment revenue	$163,391	$163,609
Segment profit	21,781	22,247
Segment margin	13.3%	13.6%

For the three months ended June 30, 2011, revenue from the Heavy Construction and Mining segment was $163.4 million, similar to $163.6 million during the same period last year.

Activity in the current period benefitted from increases in heavy civil construction and a high volume of summer muskeg removal, related to tailings remediation, at Shell’s Jackpine site.  The division also increased tailings-related activity at Shell’s MRM site.  Increased activity at Suncor’s Base Mine resulted from reclamation and heavy civil construction work under the recently signed five-year master services agreement.

What would otherwise have been a strong three-month period of activity for the segment was interrupted by wildfires in the Fort McMurray area.  Encroaching fires and thick smoke caused the evacuation of all personnel from the Shell and Canadian Natural sites

NEWS RELEASE

for up to three weeks.  These evacuations negatively affected segment revenues by approximately $12 million for the period and reduced margins due to increased costs resulting from lower productivity.  Subsequent to the wildfire evacuation at the Horizon site, Canadian Natural suspended activity under the long-term overburden removal contract until January 2, 2012 while they repair and restart their plant, which was damaged by a plant fire earlier in the year.

For the three months ended June 30, 2011, Heavy Construction and Mining segment profit margin was 13.3% of revenue, compared to 13.6% last year.  The current year segment margin included the negative impact of recognizing zero-margin on revenues from the Canadian Natural overburden removal contract.  NAEP has formed a joint working group with Canadian Natural that will be responsible for identifying indices that will more closely reflect the inflationary conditions that have occurred in the market place.  The working group has been meeting to discuss the relevant facts and we expect this group to deliver recommendations by the target date of August 31, 2011 and that the recommended new indices will apply both prospectively and retrospectively.  Excluding revenues and profits from the Canadian Natural overburden contract from both periods, segment margin would have been 16.7% of revenue in the current three-month period and comparable in the same period last year.

Piling
	Three Months Ended June 30,
(dollars in thousands)	2011	2010
Segment revenue	$31,534	$19,146
Segment profit	2,589	1,394
Segment margin	8.2%	7.3%

For the three months ended June 30, 2011, Piling segment revenues climbed to $31.5 million, an increase of $12.4 million from same period last year.  This increase reflects the resurgence of activity in the commercial and industrial construction markets, including increased shoring activity in Ontario and driven pile activity in Vancouver.  It also reflects $6.8 million of tank services and screw piling manufacturing activity from Cyntech assets acquired by NAEP in November 2010.

These gains were partially offset by a reduction in drilled pile activity in Calgary and Regina.  Higher than normal precipitation levels across Canada also constrained revenues by delaying the start-up of some projects and slowing production on projects already underway.

While Piling segment margins improved on a year-over-year basis, they were lower than the margins typically achieved by this segment as a result of the higher than normal   precipitation levels across Canada.  The adverse weather conditions resulted in lower

NEWS RELEASE

productivity due to the discontinuous activity and increased overhead costs in the anticipation of supporting higher activity that was subsequently deferred to future periods.

Pipeline
	Three Months Ended June 30,
(dollars in thousands)	2011	2010
Segment revenue	$(902)	$839
Segment loss	(1,948)	(723)

For the three months ended June 30, 2011, Pipeline reported negative revenue of $0.9 million, compared to $0.8 million positive revenue last year.  The negative revenue was the result of a change in the estimated future costs to close out two fixed-price projects.  This, in turn, reduced the percent complete calculation for each project and resulted in a reduction in the amount of revenue reported.  This revenue will be recognized in future periods as the work is completed.

For the three months ended June 30, 2011, the Pipeline segment incurred a loss of $1.9 million compared to a loss of $0.7 million last year.  This reflects an increase in the estimated cost to complete spring clean-up and warranty work on a project in Northern BC as a result of adverse weather conditions.  It also reflects an estimated loss for the completion of a large-diameter pipeline project in Southern BC.

Outlook

The Company anticipates that work volumes and margins will begin to strengthen in the latter part of the second quarter and remain strong through the balance of the year.

In Heavy Construction and Mining, the suspension of activity at Canadian Natural is expected to be partially offset by the ramp up of higher-margin activity under the Company’s new multi-year contracts for mining services and heavy civil construction with Syncrude, Suncor and Shell.  At Syncrude, NAEP was recently awarded the preliminary work on the foundation for a major mine train relocation at this customer’s Base Plant site.  At Suncor, in addition to civil works already underway, mining services activity is expected to begin ramping up with the recent signing of a new five-year contract.  At Shell, NAEP expects to continue executing on several large tailings-related civil construction projects.  Although the Company anticipates volumes to grow during the year under its new contracts, the timing of this work is dependent on NAEP’s clients as they work through the completion of engineering and design for their mine plans prior to issuing the awards.

The Company also continues to build on its Tailing and Environmental Construction business with new projects on multiple oil sands sites that will utilize specialized tailings

NEWS RELEASE

equipment such as dredging equipment, tailings dozers, bitumen skimmers, hoverbarges and an amphirol (Mudmaster), used to dewater mature fine tailings.  NAEP intends to continue pursuing unique equipment and services to build and differentiate its full service Tailings and Environmental Construction offering.  In the past year, this new division has performed work on every operating site in the oil sands.  Although much of the industry is still in the experimental stages, the Company believes it has been recognized as a key supplier in this space and that this will be a key advantage to further expanding the business as the industry moves from testing to full scale operation.

Demand for the Company’s piling services has been strong this year due to increased project development activity in the oil sands and an upsurge in commercial construction opportunities in Toronto and Calgary.  Second and third quarter activity levels are expected to be strong as this division works through a large backlog of weather-delayed projects.

Pipeline activity is also expected to ramp up in the second and third quarters, with work commencing on two new pipeline contracts in BC and Alberta.  The two projects have a combined anticipated value of $92.5 million and the majority of work is expected to be completed by March 2012.  The prospects for improved performance from NAEP’s Pipeline division have strengthened as a result of both internal and external factors.  Internally, the division has restructured its management team and enhanced project controls, while externally, customers have adopted a longer-term view with an emphasis on value and quality driven by the increasing need for environmental and safety excellence.  NAEP believes these changes have improved this segment to the point where it can become a steady contributor to the business.  As a result, the Company’s outlook for the balance of the year and beyond is positive with a wide array of new pipeline projects coming to market and the Company’s intention to expand into the pipeline maintenance business.

Overall, assuming normal weather conditions, the Company anticipates improving financial performance over the remainder of the year as work under new contracts commences and volumes recover.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended June 30, 2011 tomorrow, Thursday, August 4, 2011 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9210 or International: 1-201-689-8049

A replay will be available through September 2, 2011 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 376545).

NEWS RELEASE

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the $42.5 million revenue writedown on the Canadian Natural  overburden removal contract, for the three months and fiscal year ended March 31, 2011 and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

NEWS RELEASE

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:
	Three Months Ended June 30,
(dollars in thousands)	2011	2010
Net loss	$(9,014)	$(10,309)
Adjustments:
Interest expense	7,377	7,729
Income taxes benefit	(3,610)	(2,013)
Depreciation	9,596	8,203
Amortization of intangible assets	1,878	588
Realized and unrealized (gain) loss on derivative
financial instruments	(337)	3,008
Loss on disposal of property, plant and equipment	398	(4)
Stock-based compensation expense	485	410
Equity in (earnings) loss of unconsolidated joint venture	(597)	243
Loss on debt extinguishment	-	4,324
Consolidated EBITDA	$6,176	$12,179

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that we should see stronger performance from all three of our divisions over the remainder of the fiscal year; that we expect this group to deliver recommendations by the target date of August 31, 2011; that the recommended new indices will apply both prospectively and retrospectively; that work volumes and margins will begin to strengthen in the latter part of the second quarter and remain strong through the balance of the year; that the suspension of activity at Canadian Natural is expected to be partially offset by the ramp up of higher-margin activity under the Company’s new multi-year contracts for mining services and heavy civil construction with Syncrude,

NEWS RELEASE

Suncor and Shell; that at Suncor, mining services activity is expected to begin ramping up with the signing of a new five-year contract; that at Shell, NAEP expects to continue executing on several large tailings-related civil construction projects; that NAEP intends to continue pursuing unique equipment and services to build and differentiate its full service Tailings and Environmental Construction offering; that the Company believes it has been recognized as a key supplier in this space and that this will be a key advantage to further expanding the business as the industry moves from testing to full scale operation; that second and third quarter activity levels are expected to be strong as this division works through a large backlog of weather-delayed projects; that Pipeline activity is also  expected to ramp up in the second and third quarters, with work commencing on two new pipeline contracts in BC and Alberta; that the majority of work is expected to be completed by March 2012; that NAEP believes these changes have improved this segment to the point where it can become a steady contributor to the business; that the Company’s outlook for the balance of the year and beyond are positive with a wide array of new pipeline projects coming to market and an intention to expand into the pipeline maintenance business; that the Company anticipates improving financial performance over the remainder of the year as new contracts commence and work volumes recover.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months ended June 30, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

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For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:	(780) 969-5599
Email: krowand@nacg.ca